

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Alice Christenson
Corporate Controller
PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

Re: **PTC Inc.**
Form 10-K for the fiscal year ended September 30, 2019
Exhibit No. 10.19 - Second Amended and Restated Strategic Alliance Agreement by
and between PTC Inc. and Rockwell Automation, Inc. dated as of November 14, 2019
Filed November 18, 2019
File No. 000-18059

Dear Ms. Christenson:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance